UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

10028517

ANNUAL AUDITED REPORT
FORM X-17 A-5 (A)
PART III

SEC FILE NUMBER
8-65348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 3 2010
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

NAME OF BROKER-DEALER:
MARBLEHEAD TRADING GROUP, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14 VANDERVENTER AVENUE, SUITE 201
(No. and Street)

PORT WASHINGTON	**NY**	**11050**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MACE BLICKSILVER **(516) 767-8060**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

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OATH OR AFFIRMATION

I, **MACE BLICKSILVER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MARBLEHEAD TRADING GROUP, LLC**, as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

DONALD P. ADAMS, JR.
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01AD6203519
MY COMMISSION EXPIRES 04-06-2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page. and page 6
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Marblehead Trading Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Marblehead Partners, L.P. (the "Member") and was organized for the purpose of trading in securities and options for its own account as well as trading in securities transactions executed on an agency basis on behalf of others. The Company does not trade for any customer accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

In the normal course of business, the Company has short positions and also utilizes derivative financial instruments in connection with its proprietary trading activities; these instruments include, but are not limited to, options. Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in values of securities (market risk). Derivative transactions are subject to varying degrees of market and credit risk. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in "net loss from trading in securities" in the statement of operations.

Cash and Cash Equivalents

The Company maintains its cash balances with various financial institutions and considers money market accounts to be cash equivalents. Management monitors the financial condition of such financial institutions.

Revenue and Expense Recognition from Securities Transactions

Securities transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date; interest is recognized on the accrual basis. Net gain or loss from trading in securities consists primarily of net realized gains or loss because of the Company's active trading style.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Accounting standards for fair value measurements and disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Pursuant to this guidance, fair value is the price that